Supplemental Material for Financial Results for FY2015 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2014												FY2015						FY2015
	1Q (2013/4-6)		2Q (2013/7-9)		First Half 6 months (2013/4-9)		3Q (2013/10-12)		4Q (2014/1-3)		12 months (’13/4-’14/3)		1Q (2014/4-6)		2Q (2014/7-9)		First Half 6 months (2014/4-9)		Forecast 12 months (’14/4-’15/3)
Vehicle Production (thousands of units)	2,254		2,201		4,455		2,233		2,344		9,032		2,239		2,209		4,448
(Japan) – including Daihatsu & Hino	1,059		1,083		2,142		1,032		1,171		4,345		1,016		1,031		2,047
[Daihatsu & Hino]	[230	]	[230	]	[460	]	[241	]	[267	]	[967	]	[232	]	[216	]	[449	]
(Overseas) – including Daihatsu & Hino	1,195		1,118		2,313		1,201		1,173		4,687		1,223		1,178		2,401
[Daihatsu & Hino]	[67	]	[67	]	[134	]	[91	]	[92	]	[318	]	[81	]	[83	]	[164	]
North America	484		406		890		434		435		1,759		504		467		970
Europe	108		131		239		132		135		506		127		125		252
Asia	474		462		936		510		493		1,939		474		454		929
Central and South America	64		61		125		63		54		242		67		71		138
Oceania	27		32		59		25		19		103		20		27		47
Africa	38		26		64		37		37		138		31		34		65
Vehicle Sales (thousands of units)	2,232		2,235		4,468		2,317		2,332		9,116		2,241		2,235		4,477		9,050
(Japan) – including Daihatsu & Hino	526		575		1,101		540		724		2,365		506		524		1,030		2,190
[Daihatsu & Hino]	[167	]	[168	]	[335	]	[169	]	[236	]	[740	]	[155	]	[150	]	[305	]	[690	]
(Overseas) – including Daihatsu & Hino	1,706		1,660		3,367		1,777		1,608		6,751		1,735		1,711		3,447		6,860
[Daihatsu & Hino]	[79	]	[78	]	[158	]	[85	]	[83	]	[325	]	[72	]	[82	]	[154	]	[310	]
North America	689		609		1,298		664		567		2,529		710		685		1,395		2,740
Europe	193		214		407		223		214		844		207		207		414		870
Asia	394		385		780		422		408		1,609		385		369		755		1,540
Central and South America	106		105		211		112		91		413		106		110		216		400
Oceania	60		68		128		64		66		259		58		63		121		240
Africa	67		65		132		71		64		267		61		63		123		260
Middle East	196		212		408		219		197		824		206		213		419		810
Other	1		2		3		2		1		6		2		1		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,480		2,501		4,981		2,568		2,583		10,133		2,513		2,519		5,032		10,100
Housing Sales (units)	988		1,677		2,665		1,335		2,270		6,270		898		1,285		2,183		6,100

Supplemental 1

Supplemental Material for Financial Results for FY2015 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2014						FY2015				FY2015
	1Q (2013/4-6)	2Q (2013/7-9)	First Half 6 months (2013/4-9)	3Q (2013/10-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	First Half 6 months (2014/4-9)		Forecast 12 months (’14/4-’15/3)
Foreign Exchange Rates
Yen to US Dollar Rate	99	99	99	100	103	100	102	104	103		as premise: 104
Yen to Euro Rate	129	131	130	137	141	134	140	138	139		as premise: 137
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.1	47.6	48.3	45.7	45.3	46.7	47.5	45.9	46.6		approximately: 46.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	44.0	42.5	43.2	41.8	41.0	42.2	42.2	41.1	41.6
Number of Employees	337,685	338,475	338,475	338,623	338,875	338,875	342,872	343,511	343,511	(Note 1)
Net Revenues (billions of yen)	6,255.3	6,282.1	12,537.4	6,585.0	6,569.3	25,691.9	6,390.6	6,554.9	12,945.5		26,500.0
Geographic Information
Japan	3,456.2	3,487.5	6,943.7	3,544.0	3,809.6	14,297.4	3,296.5	3,554.2	6,850.8
North America	2,105.1	1,962.8	4,067.9	2,136.8	1,912.2	8,117.0	2,259.1	2,240.6	4,499.7
Europe	595.9	707.0	1,303.0	726.2	695.6	2,724.9	650.6	715.2	1,365.8
Asia	1,218.0	1,181.8	2,399.8	1,252.6	1,225.1	4,877.6	1,197.4	1,185.1	2,382.6
Other	609.0	583.1	1,192.2	603.4	540.9	2,336.6	591.9	614.0	1,206.0
Elimination	-1,729.1	-1,640.2	-3,369.4	-1,678.2	-1,614.3	-6,661.9	-1,605.0	-1,754.4	-3,359.4
Business Segment
Automotive	5,818.0	5,815.2	11,633.2	6,096.5	6,051.5	23,781.4	5,914.6	6,032.5	11,947.2
Financial Services	339.8	347.7	687.6	364.9	368.5	1,421.0	377.4	399.9	777.3
All Other	234.4	273.5	508.0	278.4	364.8	1,151.2	258.3	296.9	555.2
Elimination	-137.0	-154.4	-291.4	-154.8	-215.4	-661.8	-159.7	-174.5	-334.2
Operating Income (billions of yen)	663.3	592.0	1,255.4	600.5	436.1	2,292.1	692.7	659.2	1,351.9		2,500.0
(Operating Income Ratio) (%)	(10.6)	(9.4)	(10.0)	(9.1)	(6.6)	(8.9)	(10.8)	(10.1)	(10.4)		(9.4)
Geographic Information
Japan	456.0	373.9	830.0	331.3	348.7	1,510.1	365.9	352.8	718.7	(*1)
North America	82.6	79.6	162.3	112.5	51.2	326.0	165.5	147.1	312.6
Europe	5.2	20.1	25.4	17.7	15.1	58.2	10.8	22.3	33.2
Asia	104.1	91.4	195.6	110.0	90.0	395.7	110.3	102.5	212.9
Other	42.5	33.6	76.1	32.2	-65.7	42.5	34.0	43.9	77.9
Elimination	-27.3	-6.7	-34.0	-3.4	-3.1	-40.6	5.9	-9.4	-3.5
Business Segment
Automotive	608.4	499.5	1,108.0	515.5	315.1	1,938.7	586.7	553.5	1,140.2	(*1)
Financial Services	51.2	82.0	133.2	67.3	94.2	294.8	98.2	86.3	184.5
All Other	7.1	13.1	20.3	20.6	23.2	64.2	10.7	17.6	28.4
Elimination	-3.5	-2.6	-6.1	-3.0	3.3	-5.8	-3.0	1.7	-1.2

Income before Income Taxes (billions of yen)	724.1	619.3	1,343.5	678.9	418.5	2,441.0	771.8	737.3	1,509.1		2,700.0
(Income before Income Taxes Ratio) (%)	(11.6)	(9.9)	(10.7)	(10.3)	(6.4)	(9.5)	(12.1)	(11.2)	(11.7)		(10.2)
Equity in Earnings of Affiliated Companies (billions of yen)	89.9	68.8	158.7	89.2	70.2	318.3	105.3	60.5	165.8		300.0
Net Income (billions of yen)	562.1	438.4	1,000.6	525.4	297.0	1,823.1	587.7	539.0	1,126.8		2,000.0	(Note 2)
(Net Income Ratio) (%)	(9.0)	(7.0)	(8.0)	(8.0)	(4.5)	(7.1)	(9.2)	(8.2)	(8.7)		(7.5)
Shareholder Return
Cash Dividends (billions of yen)	—	205.9	205.9	—	316.9	522.9	—	237.9	237.9	(Note 3)
Cash Dividends per Share (yen)	—	65	65	—	100	165	—	75	75
Payout Ratio (%)	—	20.6	20.6	—	38.5	28.7	—	21.1	21.1
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	169.6	169.6
Number of Shares Canceled (thousands)	—	—	—	—	—	—	30,000	—	30,000
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,417,997	3,417,997	3,417,997

Supplemental 2

Supplemental Material for Financial Results for FY2015 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2014						FY2015				FY2015
	1Q (2013/4-6)	2Q (2013/7-9)	First Half 6 months (2013/4-9)	3Q (2013/10-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	First Half 6 months (2014/4-9)		Forecast 12 months (’14/4-’15/3)
R&D Expenses (billions of yen)	244.1	232.8	476.9	226.6	206.8	910.5	245.1	244.3	489.4		980.0
Depreciation Expenses (billions of yen)	175.5	193.2	368.7	197.8	209.3	775.9	183.2	193.0	376.2		810.0	(Note 4)
Geographic Information
Japan	88.0	105.4	193.5	111.3	117.7	422.5	92.8	101.7	194.5		420.0
North America	40.9	41.3	82.2	39.0	41.8	163.2	41.1	39.4	80.6		170.0
Europe	14.3	14.2	28.5	13.9	12.1	54.7	15.2	15.4	30.7		60.0
Asia	21.0	20.8	41.8	23.4	28.0	93.2	26.7	27.3	54.1		120.0
Other	11.1	11.3	22.5	10.0	9.5	42.0	7.2	9.0	16.2		40.0
Capital Expenditures (billions of yen)	203.0	224.2	427.2	212.2	361.1	1,000.7	208.2	231.9	440.2		1,030.0	(Note 4)
Geographic Information
Japan	86.6	106.5	193.2	104.7	180.2	478.2	97.8	119.3	217.1		500.0
North America	46.1	39.0	85.1	18.9	69.0	173.0	43.6	41.4	85.0		230.0
Europe	8.8	8.6	17.4	10.5	18.6	46.6	11.5	11.2	22.8		50.0
Asia	46.9	60.8	107.7	61.9	66.9	236.6	40.5	42.6	83.2		160.0
Other	14.5	9.1	23.6	16.1	26.1	66.0	14.6	17.1	31.8		90.0
Total Liquid Assets (billions of yen)	6,471.9	6,944.7	6,944.7	7,272.6	7,661.9	7,661.9	7,571.1	7,865.9	7,865.9	(Note 5)
Total Assets (billions of yen)	37,168.2	38,246.7	38,246.7	40,518.1	41,437.4	41,437.4	41,455.7	43,784.0	43,784.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	12,897.5	13,370.0	13,370.0	14,210.0	14,469.1	14,469.1	14,714.0	15,469.5	15,469.5
Return on Equity (%)	18.0	13.4	15.7	15.2	8.3	13.7	16.1	14.3	15.1	(Note 2)
Return on Asset (%)	6.2	4.7	5.4	5.3	2.9	4.7	5.7	5.1	5.3	(Note 2)
Number of Consolidated Subsidiaries (including Variable Interest Entities)						542
No. of Affil. Accounted for Under the Equity Method						54

Analysis of Consolidated Net Income for FY2015(Note 2) (billions of yen, approximately)	2Q (2014/7-9)	First Half 6 months (2014/4-9)
Effects of Marketing Activities	20.0	-20.0
Effects of Changes in Exchange Rates	40.0	70.0
Cost Reduction Efforts	80.0	120.0
From Engineering	70.0	100.0
From Manufacturing and Logistics	10.0	20.0
Increases in Expenses, etc.	-80.0	-130.0
Other	7.1	56.4
(Changes in Operating Income)	67.1	96.4
Non-operating Income	50.8	69.1
Equity in Earnings of Affiliated Companies	-8.2	7.1
Income Taxes, Net Income Attributable to Noncontrolling Interests	-9.0	-46.5
(Changes in Net Income)(Note 2)	100.6	126.2

(*1)	Toyota recorded a $1.2 billion charge against earnings in the fiscal year ended March 31, 2014, for costs relating to the agreement with the U.S. Attorney’s Office for the Southern District of New York.

Supplemental 3